2025 REPORT

HER SONG


HER SONG

LETTER

Dear investors,

We're really excited to have gone on this journey with you, and grateful for your help! It's also gratifying to see this thing that you invested in, that was once very theoretical—a script, a pitch deck, our bios, our budget, our heartfelt intentions, etc.,--has turned into something very real and potentially meaningful, and it was especially heartening to meet those of you who could attend Cinequest or the private screening in New York, and to see that you were even more enthusiastic now about the project than you were when you joined us.

We need your help!

We're currently raising additional funds for our publicity campaigns,

which includes a push for the 2027 Oscars, which we feel would be a way of capitalizing on the prestige already attached to members of our team. In additional to potential awards, a "For Your Consideration" campaign would position the project among unique and more exclusive company, potentially adding value to the project as a whole.

As we saw at Cinequest, the audience was very enthusiastic about the film, but an efficiently run marketing plan is needed in order to raise awareness that the film exists and to connect it to audiences in the multiple territories the film, given its diverse cast and universal message, is capable of attracting.

Sincerely,

Elea Clair

Actress, Producer

John Keller

Director/Producer

How did we do this year?



REPORT CARD

A+

☺ The Good

We successfully raised funds, and were able to complete production and post-production of a 105-minute feature film.

The team we assembled -- creatives, producers, investors -- turned into a kind of family, all excited about what we were creating.

The film was selected to the prestigious Cinequest Film Festival in San Jose, where it was chosen as the Opening Night Film.

☹ The Bad

We're still waiting for the final stage, which is widespread distribution, but this takes time.

2025 At a Glance

January 1 to December 31



$0

Revenue



-$90,203

Net Loss



$0 [100%]

Short Term Debt



$166,149

Raised in 2025





$3,533

Cash on Hand
As of 03/27/26

INCOME   BALANCE   NARRATIVE



● Revenues   ● Profit

$0 $0

-$90,203

-$163,824

2024   2025

Net Margin: 0%   Gross Margin: 0%   Return on Assets: -1,946%   Earnings per Share: -$85.91

Revenue per Employee: $0   Cash to Assets: 100%   Revenue to Receivables: ~   Debt Ratio: 0%

📄 Final_Her_Song_Independent_CPA_Review_Report_Inception_2024.pdf

📄 2025_Her_Song_GAAP_Financials.pdf


We ❤️ Our 91 Investors

Thank You For Believing In Us

Steven Clark	Andre Harrell	Ty Sharpe	Kevin Soto	Khuzema A. Savai	Quang Ho
Nina Rossetti	Rudy Ledbetter	William Dorn	Anaïs Culot	Isabelle Bart	Bill Ben Hackett
Allen Norvell	BENJAMIN STARK	Leon Boone	Barbara and Jeff...	Leena Pendharkar	Muthu SANKARAN
Ash Kumra	Alexis Aimard	Tina Horowitz	Edward Wells	Shanmugam...	Rati Tripathi
Lokesh Bhatia	Roy & Holly Rice	Mark Dispenza	Hamilton Magtibay	Steve Clarke	Mark Bazil
Ritesh Gudla	Bryan Hare	Cindy Gallop	Kevin Christian	Brian Andrews	Marie Amandine...
Eduard Lax	Niraj Shrivastava	Esha Bargate	Justin Whitfield	Thierry Van Leuven	Gabriel Adauto
Bernard ASSAIANTE	Clare Munn	Saud Naji Alzaid	Barron Séverine	Jason Verney	John Kaye
Keith Stringer	David W Nash	Rebekah Holsinger	Mark Hardcastle	Brian Woods	Dillon Halai
Deda Divine	Debbie Pryse	Brad Weber	Jeff Mettert	Jens Ole Hollfjord	Vincent Stap
Ali Abboud	Aaron Lindenberg	Zara Otamias	Susan Carr	Prateek Saxena	Tamara Cunningham
Diya Shah	Pauline Benninga	Gina Cooper	Bharat Patel	Pierre Jampy	Gail Leicht
Zach Grenier	Monali Patel	Mark Cooper	Elise Alexandre	Benjamin J Salazar	Nizar Wehbi

Thank You!

From the HER SONG Team



Elea Clair **in**

Actress, Producer

AWARD-WINNING actress, she
features in many TV series & films



John Keller

Director, Screenwriter, Producer

Author of six books of fiction, he
has won multiple AWARDS at

features in many TV series & films alongside talents such as Oscar-winner Jean Dujardin, César-winner Christopher Lambert, César-winner...

has won multiple AWARDS at international film festivals with his previous films. His films are multi-layered comedy-dramas aimed at...



James Ivory

Executive Producer

Legendary director, producer and screenwriter, his oeuvre constitutes an entire chapter in the history of world cinema....



Eric Gruendemann

Executive Producer

President of Bombshell Pictures, whose global cult sensation, "Bitch Slap," returned more than SIX TIMES its production cost,...



Marine Assaiante

Co-Producer

AWARD-WINNING producer, she's worked for prestigious clients like Chase Bank and McKinsey. She created the sho...

Details

The Board of Directors

Director	Occupation	Joined

| Elea Lienne | Actress/Producer @ Freelance | 2024 |
| John Keller | Professor @ City University of New York | 2024 |

Officers

Officer	Title	Joined
Elea Lienne	Managing Member	2024
John Keller	Managing Member	2024

Voting Power ❓

Holder	Securities Held	Voting Power
Elea Lienne	525 Class A membership units	37.5%
John Keller	525 Class A membership units	37.5%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
06/2024	$32,500		Section 4(a)(2)
12/2024	$50,000		Section 4(a)(2)
05/2025	$166,149		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
A	1,400	1,050	Yes
B	300	0	No
C	300	0	No

Warrants: 0
Options: 0

Form C Risks:

Securing favorable distribution deals is crucial; failure to do so can significantly limit the film's reach and revenue potential. There is no guarantee of success, return, effect or benefit.

John Keller is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Investors may not recoup part or all of their investment and agree that they can bear the economic risk and afford a complete loss thereof.

The film industry is highly competitive, making it challenging to predict a film's success. With constantly changing audience preferences, evolving technological advancements, and numerous new releases vying for attention, even well-produced films face uncertainty. Additionally, factors such as marketing effectiveness, distribution channels, and critical reviews can significantly impact a film's performance, adding to the complexity and unpredictability of the industry's landscape.

Increase of cost might lead to difficulties of the time of filming and producing the picture.

Exchange rate (dollars to euros) fluctuates daily and this might have a direct impact on our budget.

Our future success depends on the efforts and dedication of a small management team as we're only two managing members.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a

disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings

unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Her Song Film LLC

New York Limited Liability Company

New York Limited Liability Company
Organized April 2024
0 employees
326 E 4th St
Apt 3
Brooklyn NY 11218 https://www.hersong-film.com

Business Description

Refer to the HER SONG profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

HER SONG is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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